Richard D. Truesdell, Jr. +1 212 450 4674 richard.truesdell@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com	CONFIDENTIAL

August 5, 2024

Re:	Slide Insurance Holdings, Inc.

Draft Registration Statement on Form S-1

Confidentially Submitted on June 18, 2024

CIK No. 0001886428

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E., Room 4415

Washington, DC 20549-4631

Att’n:	Katharine Garrett

Lory Empie

Aisha Adegbuyi

James Lopez

Ladies and Gentlemen:

On behalf of our client, Slide Insurance Holdings, Inc., a Delaware corporation (the “Company” or “Slide”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (CIK No. 0001886428) (the “Registration Statement”) contained in the Staff’s letter dated July 16, 2024. The Company has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement (“Submission No. 2”) together with this response letter. Submission No. 2 also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Submission No. 2 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Submission No. 2.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note your disclosure of a “consolidated net-attritional loss ratio” on page 4. Please revise to describe what this loss ratio represents and how it is calculated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 4 of Submission No. 2.

2.	Please revise to define and explain, for the average investor, terms such as Managing General Agency, coastal specialty zone and Direct to Consumer.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 5 and 19 of Submission No. 2.

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3.

Please provide a basis for the statement that you have “a significant technological advantage that allows [you] to assess, manage and price risk for individual and bulk policy acquisitions.” We note you do not address this significant technological advantage on page 95 or in a discussion of your competitive position.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 93 and 101 of Submission No. 2 in response to the Staff’s comment.

4.	Please revise to clearly explain your geographic concentration, including the extent to which premiums are concentrated on the coasts of South Carolina and Florida.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 2 of Submission No. 2.

Expanding our presence in admitted and E&S coastal specialty markets, page 5

5.

We note your disclosure that you seek to expand your presence in E&S coastal specialty markets. Revise your disclosure to explain why this market is termed “non-admitted.” In this regard, it is unclear if Slide Insurance Holdings is not admitted or enrolled with the insurance commission of the states where you do, or intend to do, business. Further clarify the risky nature of the areas where you do business, which are “avoided” by competitors. For example, clarify, if true, that most insurers cannot perform the actuarial risk assessment necessary for approval by the relevant state insurance commission. Your revised disclosure should clearly explain the risks of writing insurance in this space, including, if true, the reliance on substantially less data to price the premiums.

Response: The Company respectfully acknowledges the Staff’s comment. “Admitted” markets comprise markets in which insurance carriers are licensed to write business on a so-called “admitted” basis by the insurance commissioner of the state in which the risk is located. Insurance rates and forms in admitted markets are highly regulated by each state. Slide currently writes insurance in two states – Florida and South Carolina, where it is an “admitted” carrier. In the future, we may expand our business to write E&S, or excess and surplus lines in other coastal states on a non-admitted basis. Because E&S insurance is inherently provided on a non-admitted basis, the E&S market often offers insurance carriers more flexibility in terms, conditions and rates than does the admitted market. While Slide does not currently operate on a non-admitted basis in the E&S market in any jurisdiction, the Company currently expects to expand its operations to other coastal states on a non-admitted basis in the short-to-medium term subject to market conditions and other factors. The Company has also revised its disclosure on page 5 of Submission No. 2 to clarify this point.

The Company further respectfully advises the Staff that in management’s view, it is not accurate to state that most insurers cannot perform the actuarial risk assessment necessary for approval by the relevant state insurance commission. In management’s view, such insurers are generally able to perform such actuarial risk assessment, but rather have chosen to minimize their exposure to coastal specialty zones, where the Company instead focuses its business, due to the unique risks and environmental challenges these areas pose. The Company believes, and its disclosure states, that it has a significant technological advantage, combined with highly experienced team, that allows the Company to assess, manage and price risk for individual and bulk policy acquisitions. In this way, the Company believes it is able to better underwrite coastal specialty properties due to its proprietary data set, underwriting technology and experienced management team to achieve attractive premiums per policy and underwriting margins, so long as the risk is appropriately priced.

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Our Organizational Structure, page 9

6.	Please also include an organizational chart depicting your organizational structure and ownership after the initial public offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 9 of Submission No. 2.

Summary Consolidated Financial and Other Data, page 12

7.

Your presentation of combined ratio, excluding catastrophic losses and prior year claims development appears to represent a non-GAAP financial measure given that it excludes amounts that are included in the combined ratio, the most directly comparable measure calculated and presented in accordance with GAAP. Please revise your filing to clearly label and identify this ratio as a non-GAAP financial measure and provide all of the relevant disclosures required by Item 10I(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 13 of Submission No. 2 and throughout the S-1.

8.

We note your disclosure of the “net acquisition expense ratio,” which is the ratio of net acquisition expenses to net premiums earned. Please tell us and revise to describe, quantitatively and qualitatively, what comprises your net acquisition expenses. Additionally, please tell us how you determined that the net acquisition expense ratio does not constitute a non-GAAP financial measure. Refer to Rule 101(a) of Regulation G and Question 100.05 of the Division of Corporation Finance’s C&DI on Non-GAAP Financial Measures. Please revise your filing as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes a more accurate name for this ratio is “policy acquisition expense ratio.” The Company believes that the policy acquisition expense ratio is a common insurance industry metric, and the Company believes it is an integral measure for understanding the profitability of the business. The Company’s position on not identifying the “policy acquisition expense ratio” as a non-GAAP financial measure was based on interpretation of Rule 101(a)(2) of Regulation G, which states that “a non-GAAP financial measure does not include operating and other financial measures and ratios or statistical measures calculated using exclusively . . . financial measures calculated in accordance with GAAP . . . .” The Company has revised its disclosure on page 14 of Submission No. 2 and throughout the S-1 accordingly to clarify that the policy acquisition expense ratio represents the ratio, expressed as a percentage, of policy acquisition expenses and other underwriting expenses to net premiums earned, each of which is calculated in accordance with GAAP.

The policy acquisition expense ratio is itself a ratio consisting of financial measures calculated in accordance with GAAP. Because the “policy acquisition expense ratio” is a financial measure calculated using exclusively measures calculated or disclosed pursuant to GAAP, the Company determined such ratio not to constitute a non-GAAP financial measure.

Risk Factors, page 15

9.

We note your organizational structure depicted on page 9, which explains that Slide Specialty Insurance Inc. is under contract to be purchased but has not yet closed due to pending regulatory approval. We also note your disclosure on page 15 that “all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Slide Insurance Holdings, Inc., its subsidiaries, Slide Insurance Company and Slide Specialty Insurance Inc. (each, a “Carrier”).” Please revise your definition to exclude Slide Specialty Insurance Inc., which has not yet been acquired.

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Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 15 of Submission No. 2 and throughout the S-1 to remove Slide Specialty Insurance Inc. from the definition of a “Carrier”, as the Company currently does not believe it will receive regulatory approval to be licensed in the State of South Carolina prior to the effectiveness of the registration statement.

10.	In this regard, please file the MGA agreement with your “primary customer,” as referenced on page 19 or advise us why it is not a material agreement under Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the MGA agreement is not material to investors. The MGA agreement is an ordinary course intercompany agreement between Slide MGA, LLC and the Carrier (Slide Insurance Company), each of which are direct, wholly-owned subsidiaries of the Company, and all transactions and balances under the MGA agreement are eliminated in consolidation. Therefore, consistent with standard industry practice in the markets in which the Company operates, including our competitors in the P&C insurance industry which have not filed their MGA agreements with their wholly-owned insurance subsidiaries, the Company does not view this agreement as a material agreement under Item 601(b)(10) of Regulation S-K. The Company advises the Staff that it will continue to evaluate in the future if any of its MGA agreements rise to the level of a “material contract” under Item 601(b)(10) of Regulation S-K.

Our expansion within the United States will subject us to additional costs and risks and our plans may not be successful, page 20

11.

We note your disclosure, in this risk factor, stating that “[a]s of December 31, 2023, the Carriers are legally permitted to write insurance in two states of the United States, Florida and South Carolina.” We also note your statement on page 2 stating that you “write several homeowners’ and condominium owners’ products in coastal specialty markets, most notably in Florida and South Carolina.” Please clarify on page 2, and where appropriate, that you are currently only writing insurance in these two states or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 2 of Submission No. 2. The Company advises the Staff that it only currently writes insurance in two states, Florida and South Carolina.

Intense competition in the segments of the insurance industry in which we operate, page 21

12.

We note your disclosure that your competitors include companies such as “Universal Property and Casualty, Progressive and People’s Trust in the State of Florida and companies such as Allstate, Farmers, Progressive, Liberty Mutual, State Farm and Travelers in states [you] may seek to expand into.” Please disclose the criteria you used to identify these companies as your competitors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company identifies its competitors, which include other homeowners insurance carriers which have previously, or currently conduct business in the state of Florida and in the state of South Carolina or other states the Company may seek to expand into, based upon management’s expertise and experience. In addition, the Company has revised its disclosure on pages 21 and 101 of Submission No. 2 in response to the Staff’s comment.

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13.	Revise this risk factor to discuss the extent to which the ability to compete in your market is dependent on existing relationships.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 22 of Submission No. 2.

Reinsurance may be unavailable at current levels and prices, page 22

14.

We note your disclosure on page 23 that “[a]ll of [y]our rated reinsurers have an AM Best rating of A- or better.” Please revise this risk to disclose the possible risks that could result from a fall in those ratings.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 23 of Submission No. 2.

We rely on the experience and expertise of our Co-Founders, senior management team, highly specialized insurance experts, page 28

15.

We note the statement that you rely on “a small number of highly specialized insurance experts.” If material, revise to identify the number of such experts and lines of business to provide context for the risk factor. Additionally, revise your Business section or where appropriate to discuss the steps taken to mitigate the risks described here.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 29 and 94 of Submission No. 2.

Performance of our investment portfolio is subject to a variety of investment risks, page 32

16.

We note your risk factor which discloses that “[i]n recent years, interest rates have been at or near historic lows. A protracted low interest rate environment would continue to place pressure on our net investment income, particularly as it relates to fixed income securities and short-term investments, which, in turn, may adversely affect our operating results.” Please revise your disclosure to also discuss the more recent rising interest rate environment.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 33 of Submission No. 2.

The insurance business, including the market for homeowners insurance, is historically cyclical in nature, page 45

17.	Please clarify in this risk factor, and its subheading, where the insurance industry currently is in terms of its cyclical nature so that investors may assess the risk.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 46 of Submission No. 2.

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We operate in a highly regulated environment, page 46

18.

We note the statement that two senior officers at your MGA subsidiary and your CFO were officers of an insurance company that became insolvent. You also state that, “[r]ecently, the FLOIR has issued letters to many insurance carriers in Florida, including Slide Insurance Company, asking for additional information on compliance with the statute.” Please revise to provide additional context, including the expected timing for resolution of the matters, and clarify the nature and extent of how adverse resolutions could impact your business.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 48 of Submission No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 71

19.

Please revise your Management’s Discussion and Analysis of Financial Condition and Results of Operations section to discuss your financial condition and changes in financial condition for each of the periods presented as required by Item 303 of Regulation S-K. Refer to SEC Release Nos. 33-6835 and 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure throughout the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to indicate the periods it currently intends to present in such section prior to requesting effectiveness of the Registration Statement. The Company will amend the Registration Statement to include all financial statements required by Regulation S-X and the related discussion of the Company’s financial condition for each of the periods presented as required by Item 303 of Regulation S-K in a subsequent amendment to the Registration Statement.

Revenue, page 75

20.

We note you attribute the increase in net premium written as primarily a result of assumptions of policies from Citizens, the acquisition and subsequent renewals of United Property & Casualty Insurance Company policies, and new policies written. Additionally we note you identify policies-in-force and average premium per policy as key performance indicators on page 14. Please revise, here or where appropriate, to address the following:

•	disclose and discuss the number of polices written by policy acquisition channel (i.e. assumptions, acquisitions and renewals, independent agents and direct-to-consumer) for the periods presented;

•	additionally or together, include a roll-forward of policies-in-force by acquisition channel for the periods presented; and

•	disclose and discuss period over period changes in average premium per policy.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 80 of Submission No. 2. The Company advises the Staff that the direct-to-consumer channel represents less than 1% of policies originated for the years ended December 2022 and 2023.

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Expenses, page 76

21.	Please revise to address the following items:

•	quantify and discuss period over period catastrophic losses recognized within the financial statements, and

•	identify the timing and specific events driving the majority of catastrophic losses recognized within the periods presented within financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 81 of Submission No. 2.

22.	Please revise to disclose quantitative detail of the costs presented in the “General and administrative expenses” line item for each period presented.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, and the Company’s disclosure states, the Company’s “General and administrative expenses” line item is comprised of compensation and related benefits, professional fees, office lease and related expenses, information system expenses, corporate insurance, and other general and administrative costs. The Company does not believe that disclosing the quantitative detail of the costs presented in the “General and administrative expenses” line item is material to investors. Further, the Company respectfully advises the Staff that peer companies in the P&C insurance industry, do not disclose the quantitative detail of the costs presented in their respective general and administrative expenses line item. As a result, the Company believes that its current presentation of “General and administrative expenses” facilitates better comparison with that of peer companies.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk, page 81

23.

We note that your sensitivity analysis for your interest rate risk exposure assumes a 100 basis point increase/decrease in interest rates. Please tell us how you determined that 100 basis points was the appropriate measurement point for the possible impact of an increase or decrease in interest rates, particularly given the changes in interest rates experienced in the past 12 months.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has evaluated its sensitivity analysis for its interest rate risk exposure based on interest rates experienced in the past 12 months and has determined that presenting a hypothetical 100-basis point increase/decrease reflects reasonably possible near-term changes. The Company believes this is appropriate to provide a consistent benchmark from which a reader of the Company’s financial statements can evaluate any changes over time in the sensitivity of our earnings to rate shocks, as well as to facilitate comparison of the Company’s rate sensitivity with that of peer companies since the Company has observed that a 100 basis point change is commonly used among other companies in the insurance industry.

Critical Accounting Policies and Estimates, page 82

24.

We note your disclosure on page 85 that you currently classify your investments in mortgage loans as held to maturity and report them at amortized cost. Please revise your filing to provide additional information about these mortgage loans in your notes to consolidated financial statements, including the disclosures required by ASC 326-20.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not hold any investments in mortgage loans, nor does it have any held to maturity securities. Therefore, the Company has revised its disclosure on page 91 of Submission No. 2 to remove this statement.

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Business, page 87

25.	Please disclose whether you have any dependence on key products or product lines. If so, please revise your Business, Risk Factors and MD&A sections accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1, 72 and 93 of Submission No. 2. The Company respectfully advises the Staff that, other than its focus in the coastal specialty homeowners insurance market in Florida and South Carolina, the Company is not dependent on any specific key products or product lines.

Reinsurance, page 91

26.

We note that you utilize catastrophe bonds as a method of reinsurance. Please tell us whether you are the issuer of the catastrophe bonds and summarize how you accounted for the issuance of these catastrophe bonds. Please also tell us the relevant accounting guidance considered.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Purple Re Ltd. (“Purple Re”) is a Bermuda special purpose insurer in which the Company does not have an ownership interest. Purple Re was the issuer of and Slide was the sponsor of three catastrophe reinsurance catastrophe bonds in 2023 and 2024. Series 2023-1 was issued in April 2023 and matures in April 2026 and Series 2023-2 was issued in July 2023 and matures in June 2026, and Series 2024-1 was issued in April 2024 and matures in June 2027. The Company previously entered into a reinsurance contract with Purple Re and has accounted for the catastrophe bonds issued by Purple Re in the same manner that it has accounted for its other catastrophe excess of loss contracts, in accordance with ASC 944-20-25-4. The Company advises the staff that it intends to file its reinsurance contract with Purple Re as a material contract in a subsequent submission of the Registration Statement.

Ratings, page 96

27.	We note your risk factor disclosure on page 19 that you do not have a rating from AM Best Company. Revise your disclosure on page 96 to include a similar discussion.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 102 of Submission No. 2.

Government Regulation, page 96

28.	Please revise your disclosure here to clarify the anticipated timeframe for being subject to the additional minimums and restrictions under the consent with FLOIR.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 102 of Submission No. 2.

29.

We note some state actions to limit rising interest rates and decisions by insurers to leave or discontinue policies in certain states due to regulatory restrictions or frequency of catastrophic and other events. Please revise your Government Regulation disclosure, or where appropriate, to further describe the economic and regulatory environment, especially as they relate to Florida and South Carolina and their coasts.

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Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 104 of Submission No. 2.

Anti-Takeover Effects of Some Provisions, page 121

30.

We note your disclosure that some provisions of your certificate of incorporation and bylaws could make the removal of your incumbent officers and directors more difficult. Please revise this section to specify which provisions you are referring to or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 129 of Submission No. 2.

Forum Selection, page 121

31.

We note that your forum selection provision identifies a state court or federal court located within the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” We also note your risk factor disclosure on page 62, discussing the enforceability of this provision in relation to the Exchange Act. Please revise your disclosure on page 121 to include a similar discussion. Please ensure that the exclusive forum provision in your governing documents states clearly, if true, that the provision does not apply to actions arising under the Exchange Act and also revise, where appropriate, to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 128 of Submission No. 2. The Company further advises the Staff that the Company will ensure that the exclusive forum provision in its governing documents states clearly that the provision does not apply to actions arising under the Exchange Act, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Consolidated Statements of Operations, page F-5

32.

Please tell us how you considered, and your basis for, concluding not to present catastrophic losses as a separate line item within your Consolidated Statements of Operations. Cite the authoritative guidance upon which you relied.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it considered ASC 944-10-S99-1 (SEC Regulation S-X 7-04), which does not contain a requirement to separately present catastrophic losses for insurance companies. The Company also considered disclosure guidance at ASC 220-10-S99-2 (SEC Regulation S-X 5-03) and 205-10-S99, which similarly do not include such a requirement.

The Company further respectfully advises the Staff that it considered whether its catastrophic losses are infrequent and/or unusual in the context of AEC 220-20-45-1. Note 1 to the Company’s financial statements, under the heading “Risks and uncertainties” on page F-17 of Submission No. 2 states “[t]he Company insures an area that is exposed to damage from hurricanes, wind, tornadoes, hail, sinkholes, and severe thunderstorms.” As a result, the Company would not consider losses from these events to be infrequent or unusual for the areas it insures, and the Company has not experienced catastrophic losses from events other than these events. If the Company did experience catastrophic losses outside of these events, the Company would consider whether separate disclosure is warranted, depending on whether the event in question is material and deemed infrequent or unusual in nature.

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Notes to Consolidated Financial Statements

1. Nature of Business and Significant Accounting Policies, page F-9

33.

We note your disclosure on page F-10 that you have assumed insurance policies from Citizens Property Insurance Corporation (“Citizens”), as well as your disclosures throughout the filing that policies assumed from Citizens and other insurance entities have contributed to your growth. Please revise your disclosure to summarize your initial recognition and measurement of assumed policies. Please tell us the authoritative guidance upon which you relied.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-16 of Submission No. 2. The Company respectfully advises the Staff that the Company fully assumes the Citizens policies on prospective basis, thus “stepping into the shoes” of Citizens. The Company receives cash payment of the unearned premium from Citizens, and there is no payment by the Company to Citizens. As disclosed in the Note 1, “Revenue Recognition” to the Company’s financial statements, unearned premium is recognized pro rata over the remaining policy period. The Company considered the Citizens assumed policies as reinsurance accounting as indicated by the ASC 944-20-20 definition of reinsurance, which states that “assumption or novation reinsurance contracts that are legal replacements of one insurer by another extinguish the ceding entity’s liability to the policyholder”.

The Company further respectfully advises the Staff that guidance included in ASC 944-20-15-37a indicates reinsurance accounting is a “transaction… whose individual terms indemnify an insurer against loss or liability relating to insurance risk. That is, all contracts, including contracts that may not be structured or described as reinsurance, shall be accounted for as reinsurance if those conditions are met.” The Company believes it has accounted for the assumed policies and other insurance entities in accordance with this guidance.

34.

We note your disclosure on page F-15 that the “if-converted” method is used in calculating diluted EPS. Please tell us how you determined that the if-converted method is appropriate to apply in determining the dilutive effect of your common stock share option awards. Please refer to ASC 260-10-45-28A.

Response: The Company respectfully acknowledges the Staff’s comment and has determined that, in accordance with ASC 260-10-45-28A, the “treasury stock” method is more appropriate to determine the dilutive effect of its common stock awards than the “if converted” method. Accordingly, it has revised its disclosure on page F-15 of Submission No. 2. The Company further respectfully advises the Staff that calculating the dilutive effect of its common stock share option awards by applying the “treasury stock” method has not resulted in material changes to its calculation of EPS for the periods presented.

Notes to Consolidated Financial Statements

6. Fixed-Maturity Securities Available-For-Sale, page F-22

35.

We note that your net investment income was $20.9 million and $2.4 million in 2023 and 2022, respectively, which, as disclosed on page F-24, excludes realized gains. We also note your disclosure on pg. F-27 that realized gains and losses are reflected in “net realized investment gains (losses) on the consolidated statements of income” although such a line item is not presented in the income statement. Please revise your filing to disclose the amount of any realized gains and losses on investment securities for the periods presented and to clarify where such realized gains and losses are presented in your financial statements.

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Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-24 and F-27 of Submission No. 2.

Notes to Consolidated Financial Statements

10. Loss and Loss Adjustment Expenses, page F-28

36.	Please revise to disclose a description of your methodology for calculating cumulative claim frequency information. Refer to ASC 944-40-50-4F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-30 of Submission No. 2.

37.

We note your disclosure on page F-30 that your tabular disclosure about incurred and paid losses and reserve development, as well as cumulative claim frequency and the total incurred-but-not-reported liabilities plus expected development on reported claims, is “supplementary and unaudited information.” Please tell us how you determined that this information should be considered supplementary and unaudited, including for the most recent reporting period. Please refer to ASC 944-40-50-4B and revise as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-30 of Submission No. 2. The Company respectfully advises the staff that the information about incurred and paid claims development for the year ended December 31, 2022 is supplementary and unaudited information and that the information about incurred and paid claims development for the year ended December 31, 2023 is audited.

*   *   *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 450-4674 (richard.truesdell@davispolk.com) or Joseph S. Payne at (212) 450-3378 (joseph.payne@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

cc:	Bruce Lucas, Slide Insurance Holdings, Inc.

Jesse Schalk, Slide Insurance Holdings, Inc.

Joseph S. Payne, Davis Polk & Wardwell LLP

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